


in

Lopa van der Mersch · 2nd

 **Rasa**

Founder & CEO of Rasa:
Superfunctional Coffee Alternatives
(✨Hiring!✨)

Boulder, Colorado, United States ·

Contact info

1,468 followers · **500+ connections**

1 mutual connection: Julian Ivann

Follow | 🔒 **Message** | More

About

Founder & CEO of Rasa. Mom of 2 tiny humans. Lover of inappropriate humor.
Lifelong seeker of health and boundless energy.

... see more

Experience

Founder & CEO
Rasa · Full-time
Dec 2015 – Present · 5 yrs 8 mos
Boulder, CO USA

Adaptogen-packed wellness tonics you brew (and love) like
coffee.

I started this party and ain't gonna stop til we make a real
cultural change toward sustainable energy for humans.



Board Member

Carbon Roots International

Jul 2012 – Sep 2014 · 2 yrs 3 mos

Haiti

I was lucky enough to provide strategic direction and biochar market development support for this project that seeks to improve the soils and airs of Haiti by using clean charcoal stoves in homes and biochar in soils.

Co-founder and Managing Partner

The Biochar Company

Jul 2010 – Jan 2013 · 2 yrs 7 mos

USA

In my capacity at TBC, I helped launch the world's first consumer biochar product, Soil Reef™, for which I directly secured placement into the NE region of Whole Foods. I was additionally responsible for marketing, positioning,

Advisory Board Member

International Biochar Initiative

Nov 2009 – Jan 2013 · 3 yrs 3 mos

Board Member

Samavesha

Mar 2011 – Nov 2012 · 1 yr 9 mos

Samavesha produces an "Art In Nature" event every year that is so impactful that it inspired the City of Berkeley to name an actual city holiday after Samavesha's Founder: Laura Inserra Day (Sept 15). I was lucky enough to serve on the board and

Show 3 more experiences ⌄

Education



Colorado State University

Molecular Biology, Music and English Education, Spanish

2000 – 2002

Dharma INC

7 Year Program Graduate, Tantrik Yoga Studies Program



